EXHIBIT 99.1

POET Technologies and Luxmux Technology Enter into Supply Agreement and Strategic Partnership

Leverages DenseLight Superluminescent Diodes for Photonic Sensing Market

SAN JOSE, Calif., Oct. 12, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF); (TSX-V:PTK), a developer of opto-electronics fabrication processes for the semiconductor industry, today announced a long–term agreement to supply superluminescent diode (SLED) products to Luxmux Technology Corporation (“Luxmux”), a Canada-based company and developer of “miniaturized photonics solutions” that enable next-generation light sensing systems.

POET Technologies, through its wholly owned subsidiary DenseLight Semiconductors, will design and manufacture multiple wavelength SLED sets for Luxmux to integrate into products that are used across a number of photonic applications. These products will benefit from significant system-level advantages including compact size, accuracy and stability to provide best-in-class price performance. The agreement is structured as a strategic partnership to ensure the seamless integration of devices into Luxmux’s Broad Spectrum Tunable Superluminescent Diode (BeST-SLEDTM) butterfly package. This strategic partnership is expected to enable unique capabilities in the exacting and demanding fields of bio-medical applications, energy, material characterization, metrology, optical device characterization and remote sensing.

POET’s Chief Executive Officer Suresh Venkatesan commented, “We are pleased to be partnering with Luxmux, a leader in innovative photonic and optic technologies, to leverage our unique superluminescent diodes for use in their leading photonic products. This collaboration also provides both companies with expanded future opportunities to develop and commercialize additional integrated SLED optoelectronic technologies.”

Luxmux’s President and CEO Yonathan Dattner stated, “Engaging with POET Technologies as a supplier and strategic partner is an important milestone for Luxmux, as it increases our capabilities in the photonics market. We researched several suppliers and selected the Denselight SLED because of its unparalleled quality and performance. We are excited by the opportunities afforded by this collaboration as well as the technologies this partnership will enable us to bring to the market.”

As part of the confidentiality clause of the agreement, POET is prohibited from disclosing specifics regarding the supply order or scope of the partnership.

About POET Technologies Inc. & DenseLight Semiconductors
POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. DenseLight Semiconductors, a wholly owned subsidiary, designs, manufactures, and delivers leading Indium Phosphide (InP) and Gallium Arsenide (GaAs) based optoelectronic devices and photonic integrated circuits through its wafer fabrication and assembly & test facilities in Singapore. DenseLight is recognized worldwide for its technological innovations in high performance semiconductor infrared superluminescent light sources and lasers. More information may be obtained at www.poet-technologies.com.

About Luxmux Technology Corporation
Luxmux Technology Corporation is a photonics company based in Calgary, AB, Canada. Our technologies integrate laboratory-grade photonics into small, cost-effective solutions, such as butterfly packages and chip-based devices. The miniaturization of our technologies is achieved without sacrifice of quality or performance, giving us the ability to power the next generation of light sensing systems. Luxmux technologies are applicable to a wide range of industries, and new capabilities are continually being developed. For more information, please visit www.luxmux.com.

ON BEHALF OF THE BOARD OF DIRECTORS
(signed) “John F. O’Donnell”, Secretary

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This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding potential products and market opportunities. They also include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

For further information:
Shelton Group
Brett L. Perry
P: +1-214-272-0070
Leanne K. Sievers
P: +1-949-224-3874
E: sheltonir@sheltongroup.com